Exhibit 99.20

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS des FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Vincent GRANIER

Tel.: + 33 (0) 1 41 35 90 30

Paul NAVEAU

Tel. : + 33 (0) 1 41 35 22 44

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 941 838 402,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Total S.A confirms resolution of U.S. investigation

Paris, May 29, 2013—In line with Total S.A’s announcement in July 2012 of an exceptional reserve, the company announced today that it has reached final agreements with the United States Department of Justice (DOJ) and United States Securities and Exchange Commission (SEC) putting an end to an investigation initiated in 2003 concerning petroleum contracts awarded in Iran in the 1990s. Following negotiations, Total S.A agreed to pay a total amount of $398.2 million to the U.S. government. The DOJ considered and acknowledged Total’s cooperation and disclosure over the course of several years. The DOJ also noted the age of the allegations.

The settlement with the SEC requires Total S.A to pay $153 million and to agree to take steps to avoid any violation. The DOJ has agreed not to prosecute Total S.A in return for Total S.A’s agreement to pay $245.2 million and to maintain and reinforce its ongoing compliance program. Total S.A will also appoint an independent French compliance monitor to review Total’s compliance program and to recommend possible improvements. These agreements end the U.S. investigation, which was initiated in 2003.

“These settlements, the outcome of which are customary in the United States, allow us to put an end to this investigation,” said Total’s CFO, Patrick de la Chevardière, “We look forward to continuing our work and in demonstrating our strong commitment to ensuring ethical and legal compliance with the laws around the world.”

The French investigation that started in 2006 has reached the stage of resolution. Total reaffirms that it has not committed any offense under applicable French law.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 97,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com